Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-192542 of our report dated April 30, 2013 (November 25, 2013 as to Note 14) relating to the combined financial statements of Enable Midstream Partners, LP (previously named CenterPoint Energy Field Services, LLC) and related entities, (collectively the “CenterPoint Midstream Entities”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined financial statements of the CenterPoint Midstream Entities from the historical accounting records maintained by CenterPoint Energy, Inc. and its subsidiaries) appearing in the Prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas

January 21, 2014